Butler                                                    Exhibit  19
Manufacturing
Company
SECOND QUARTER REPORT 2000
Six Months Ended June 30, 2000
BMA TOWER PENN VALLEY PARK KANSAS CITY, MO 64108

To Our Shareholders:

Butler Manufacturing Company's second quarter net income was $6.6 million compared with $6.3 million a year ago. Earnings per share increased 13% to $1.01 per share compared with $.89 per share in the second quarter last year. Sales for the quarter were $244 million compared with $249 million last year.

For the first six months, net earnings were up 34% to $8.9 million and sales increased 2% to $463 million. Earnings per share expanded by 45% to $1.32 per share compared with last year. The increase in earnings per share benefited from Butler's share repurchase program. Through June 2000, the company acquired approximately 506,000 shares of stock, investing about $11.5 million.

For the six months, our U.S. metal buildings business sales were 4% ahead of last year and operating income was up significantly. This improvement was due to our focus on fundamentals in this business, providing our customers with new and enhanced products and services and heightened cost control. Sales of Lester wood frame buildings were up about 13% through June and the operating loss was substantially lower than last year. The general weakness in agriculture continues to challenge the Lester business. Nevertheless, we continue to drive for performance improvement in this business despite lackluster market conditions for Lester products. Sales in the International metal buildings business were approximately 18% below comparable sales during the first six months in 1999, primarily due to lower volume in the Americas region. The business operated at breakeven through June of this year compared with an operating profit in 1999. The outlook for the China and Europe regions is good while prospects in the Americas region remain weak.

The Vistawall architectural aluminum group's sales were 11% higher compared with last year. Operating income was about 10% lower than last year due to higher aluminum costs and the necessity to make higher outside purchases of extrusions to keep up with demand. Aluminum costs have begun to decrease, which should help operating margins during the balance of the year. We will continue outside purchases of extrusions to support the sales growth in this business. The plant expansion in Tennessee is on schedule and should begin production early next year which will enable us to significantly reduce outside purchases and provide the capacity to continue our successful growth record at Vistawall.

Butler Construction sales were 16% higher through June and operating income was up 15%. We are sharpening the focus of this business, concentrating operations on higher margin opportunities. Butler Real Estate, our build-to-suit-to-lease real estate subsidiary, is off to a slower start in 2000 with lower sales and operating income compared with last year. Developments in progress are up about 50% however, which will benefit the second half of the year.

We are pleased with the improvement in financial performance for the first six months, particularly considering that F. W. Dodge reports that contract awards for nonresidential building projects are down 4% through May compared with 1999. Butler's total backlog was $336 million, nearly the same as a year ago. Despite the slowing in the nonresidential construction economy and the increase in interest rates, we expect continued improvement in quarterly income in the second half of 2000.

Cordially yours,

/s/John Holland

John Holland
President and Chief Executive Officer

July 17, 2000
Butler Manufacturing Company